January 10, 2018
VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Third Point Reinsurance Ltd.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-36052

Dear Mr. Rosenberg:
This letter sets forth the response of Third Point Reinsurance Ltd. (the “Company”) to our telephone conversations with the staff of the U.S. Securities and Exchange Commission (the “Staff”) held on December 18, 2017 and January 9, 2018, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, SEC File Number 001-36052, filed by the Company on February 24, 2017 (the “Form 10-K”).
We refer to our previous response dated October 26, 2017 which included all of the Company's loss and loss adjustment expenses, net, for retroactive reinsurance contracts presented by accident year but aggregated into one set of tables. Included in this response is an example of the proposed disclosure based on further disaggregation of loss and loss adjustment expenses, net, by year of inception of the retroactive reinsurance contracts.

We had considered applying the full retrospective approach, which in addition to allocating losses to underlying accident years at the date of inception of the contract, as presented in our previous response, would also have allocated these losses back to the original underlying policy years. Although we agree with the Staff's previous comments that this approach is appropriate for acquisitions, we do not believe it is appropriate for retroactive reinsurance contracts because in an acquisition, the acquirer becomes the primary obligor for those reinsurance contracts written by the acquired entity, which is not the case when we enter into a retroactive reinsurance contract. In addition and as outlined in our previous responses dated July 17, 2017 and September 13, 2017, we do not typically have the information available to allocate the loss data in calendar years prior to our contract’s inception. This information would not necessarily be relevant to the underwriting of these types of contracts. As a result, we would not typically have had a reason to request this information nor would our clients have any reason to provide us with historical loss development by accident year from the time they initially wrote the underlying policies and the inception date of our reinsurance contract. Finally, in all such cases, since the Company was not on risk for the potential development of loss reserves prior to the inception of the reinsurance contract, we do not believe that presenting the hypothetical loss development prior to our contractual exposure is relevant. As a result of these factors, we continue to believe that presenting loss data for calendar years prior to inception of our contract would be misleading and would not reflect appropriately the Company’s contractual exposure to loss development nor would it assist users of our financial statements in projecting expected cash flows associated with these type of contracts.
We believe that it would be more appropriate to present the loss information by underlying accident year on a prospective calendar year basis from the year of inception of the retroactive reinsurance contract, which would reflect the allocation of losses to the underlying accident years at inception and the subsequent development of those losses by accident year. In order to avoid the issue of aggregating new retroactive loss reserves from contracts written in subsequent calendar years with development of losses from contracts written in previous calendar years, as explained in our previous response dated October 26, 2017, we propose to disclose loss development in separate loss development tables by the inception year of the contracts.
We have historically written a small number of retroactive reinsurance contracts, approximately one to two per year. Although the underlying exposures may be different, these contracts have similar characteristics, expected development probabilities and loss payout patterns. As a result, we believe that aggregating the retroactive reinsurance contracts that we have written to date by year of inception is appropriate and consistent with the criteria for disaggregation as outlined in ASU 2015-09.
The proposed disclosures for our retroactive reinsurance contracts written as of December 31, 2016 would have looked as follows:

Property and Casualty Reinsurance - Retroactive Reinsurance Contracts
The Company writes reinsurance contracts that provide protection against adverse development on loss reserves exposed to multiple accident years, where we provide an incremental amount of additional coverage limit. The Company has retroactive exposure in other prospective reinsurance contracts which are not included in the tables below. These contracts are typically part of prospective reinsurance contracts with a small portion of retroactive exposure resulting from the delay between the dates when the relevant contract was bound and the dates on which each incepted. The information below includes loss and loss adjustment expenses incurred, net and loss and loss adjustment expenses paid, net, by accident year for the Company's retroactive reinsurance contracts presented by year of inception of the retroactive reinsurance contracts.
The Company's estimate for loss and loss adjustment expenses incurred, net, at inception of all retroactive reinsurance contracts entered into to date was the same when the contract incepted and at the relevant year end position. As a result, there was no development in the year of inception for any of the Company's retroactive reinsurance contracts written to date. In addition, there were no loss and loss adjustment expenses paid, net, at inception of the Company's retroactive reinsurance contracts.
Contracts incepting in the year ended December 31, 2012
The Company did not enter into any retroactive reinsurance contracts during the year ended December 31, 2012.

Contracts incepting in the year ended December 31, 2013
The following tables present the Company’s total loss and loss adjustment expenses incurred, net, and loss and loss adjustment expenses paid, net, by accident year for retroactive reinsurance contracts incepting in the year ended December 31, 2013:

	Loss and loss adjustment expenses incurred, net
	For the years ended December 31,
Accident year	2013	2014	2015	2016
2007	$—	$—	$—	$—
2008	—	—	—	—
2009	—	—	—	—
2010	914	704	704	704
2011	5,419	4,173	4,173	4,173
2012	10,197	7,853	7,853	7,853
2013	4,908	3,779	3,779	3,779
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—
Total - Loss and loss adjustment expenses incurred, net				$16,509

	Cumulative net loss and loss adjustment expenses paid
	For the years ended December 31,
Accident year	2013	2014	2015	2016
2007	$—	$—	$—	$—
2008	—	—	—	—
2009	—	—	—	—
2010	—	279	704	704
2011	—	1,654	4,173	4,173
2012	—	3,113	7,853	7,853
2013	—	1,498	3,779	3,779
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—
Total - Cumulative net loss and loss adjustment expenses paid				$16,509
Net reserves for loss and loss adjustment expenses from 2007 to 2016				—
Net reserves for loss and loss adjustment expenses prior to 2007				13,683
Total net reserves for loss and loss adjustment expenses, end of year				$13,683

Contracts incepting in the year ended December 31, 2014
The following tables present the Company’s total loss and loss adjustment expenses incurred, net, and loss and loss adjustment expenses paid, net, by accident year for retroactive reinsurance contracts incepting in the year ended December 31, 2014:

	Loss and loss adjustment expenses incurred, net
	For the years ended December 31,
Accident year	2014	2015	2016
2007	$69	$—	$—
2008	281	—	—
2009	382	—	—
2010	444	—	—
2011	4,184	3,411	3,025
2012	12,002	10,658	9,451
2013	18,640	16,715	14,822
2014	10,548	9,469	8,396
2015	—	—	—
2016	—	—	—
Total - Loss and loss adjustment expenses incurred, net			$35,694

	Cumulative net loss and loss adjustment expenses paid
	For the years ended December 31,
Accident year	2014	2015	2016
2007	$—	$—	$—
2008	—	—	—
2009	—	—	—
2010	—	—	—
2011	—	—	—
2012	—	—	—
2013	—	—	—
2014	—	—	—
2015	—	—	—
2016	—	—	—
Total - Cumulative net loss and loss adjustment expenses paid			$—
Net reserves for loss and loss adjustment expenses from 2007 to 2016			35,694
Net reserves for loss and loss adjustment expenses prior to 2007			—
Total net reserves for loss and loss adjustment expenses, end of year			$35,694

Contracts incepting in the year ended December 31, 2015
The following tables present the Company’s total loss and loss adjustment expenses incurred, net, and loss and loss adjustment expenses paid, net, by accident year for retroactive reinsurance contracts incepting in the year ended December 31, 2015:

	Loss and loss adjustment expenses incurred, net
	For the years ended December 31,
Accident year	2015	2016
2007	$476	$476
2008	2,010	2,010
2009	2,510	2,510
2010	22,841	22,841
2011	19,638	19,638
2012	14,745	14,745
2013	12,667	12,667
2014	14,676	14,676
2015	2,596	2,596
2016	—	—
Total - Loss and loss adjustment expenses incurred, net		$92,159

	Cumulative net loss and loss adjustment expenses paid
	For the years ended December 31,
Accident year	2015	2016
2007	$—	$—
2008	—	—
2009	—	—
2010	—	—
2011	—	—
2012	—	—
2013	—	—
2014	—	—
2015	—	—
2016	—	—
Total - Cumulative net loss and loss adjustment expenses paid		$—
Net reserves for loss and loss adjustment expenses from 2007 to 2016		92,159
Net reserves for loss and loss adjustment expenses prior to 2007		—
Total net reserves for loss and loss adjustment expenses, end of year		$92,159
Contracts incepting in the year ended December 31, 2016
The Company did not enter into any retroactive reinsurance contracts during the year ended December 31, 2016.
Reconciliation
In accordance with ASC 944-40-50-4C, the Company's financial statements will include an overall reconciliation of the Company's total loss and loss expense reserves along with the retroactive reinsurance contract disclosures presented above.
Other - loss carry forward disclosures
As discussed on the conference call held on December 18, 2017, we will include the loss carry forward disclosures as proposed in our letter dated July 17, 2017 in future filings.

If you have any questions regarding this letter, please do not hesitate to call me at +441-542-3309.
Sincerely,
/s/ Christopher S. Coleman
Christopher S. Coleman
Chief Financial Officer
cc:    Craig Redcliffe
Ernst & Young Ltd.
Steven J. Slutzky, Esq.
Debevoise & Plimpton LLP
J. Robert Bredahl
President and Chief Executive Officer
Yan Leclerc
Chief Accounting Officer
Janice R. Weidenborner
EVP, Group General Counsel and Secretary